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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                            Tender Offer Statement
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                               ----------------

                              AG ASSOCIATES, INC.

                               ----------------

                           (Name of Subject Company)

                         STEAG ELECTRONIC SYSTEMS GMBH
                                      AND
                          MIG ACQUISITION CORPORATION

                               ----------------

                                   (Bidders)

                        Common Stock, without par value

                               ----------------

                        (Title of Class of Securities)

                                  001073 10 5

                               ----------------

                     (CUSIP Number of Class of Securities)

                             Dr. Peter Lockowandt
                         STEAG Electronic Systems GmbH
                           Ruttenscheider Stra^e 1-3
                             45128 Essen, Germany
                              011-49-201-801-2510

                               ----------------

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                               ----------------

                                   Copy to:
                          John W. Campbell III, Esq.
                            Morrison & Foerster LLP
                               425 Market Street
                        San Francisco, California 94105
                                (415) 268-7000

                               ----------------

                           CALCULATION OF FILING FEE

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
        Transaction Valuation*                          Amount of Filing Fee**
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            $34,116,461.50                                    $6,823.29
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
* For the purpose of calculating the fee only, this amount assumes the purchase of 6,202,993 shares of Common Stock of AG Associates, Inc. ("Shares") at $5.50 per Share.
** 1/50 of 1% of the Transaction Valuation.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       Filing Party:

Form or Registration No.:                     Date Filed:

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

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by MIG Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of STEAG Electronic Systems GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), to purchase all outstanding shares of common stock, without par value (the "Shares"), of AG Associates, Inc., a California corporation, at a price of $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Parent is a wholly owned subsidiary of STEAG Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("STEAG").

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is AG Associates, Inc., a California corporation (the "Company"), which has its principal executive offices at 4425 Fortran Drive, San Jose, California 95134-2300.

  (b) The class of equity securities being sought is all the outstanding Shares. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration in Certain Circumstances; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase are incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, Parent and STEAG, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and STEAG are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, Parent and STEAG") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) During the last five years, none of Purchaser, Parent or STEAG and, to the best knowledge of Purchaser and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser, Parent and STEAG"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Option Agreement; and the Voting Agreements") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser, Parent and STEAG"), Section 10 ("Background of the

Offer; Contacts with the Company; the Merger Agreement; the Stock Option Agreement; and the Voting Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Option Agreement; and the Voting Agreements"), Section 11 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger") and
Section 12 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in the Introduction, Section 11 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger") and Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Act Registration and Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser, Parent and STEAG") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Option Agreement; and the Voting Agreements") of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, Parent and STEAG"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Option Agreement; and the Voting Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 8 ("Certain Information Concerning Purchaser, Parent and STEAG") of the Offer to Purchase is incorporated herein by reference. The incorporation by reference of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as to whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

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

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Act Registration and Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase, Letter of Transmittal and the Agreement and Plan of Merger, dated as of January 22, 1999, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Form of Offer to Purchase dated January 22, 1999.
   (a)(2) Form of Letter of Transmittal.
   (a)(3) Form of Notice of Guaranteed Delivery.
   (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees to Clients.
   (a)(6) Form of Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
   (a)(7) Summary Advertisement as published in The New York Times on January
          22, 1999.
   (a)(8) Joint Press Release issued by Parent and the Company on January 19,
          1999.
   (b)    None.
   (c)(1) Agreement and Plan of Merger, dated as of January 18, 1999, among
          Parent, Purchaser and the Company.
   (c)(2) Stock Option Agreement, dated as of January 18, 1999, among Parent,
          Purchaser and the Company.
   (c)(3) Voting Agreements, dated as of January 18, 1999, January 14, 1999 and
          December 16, 1998, among Parent, Purchaser and certain shareholders of the Company.
   (c)(4) Common Stock Option, dated as of January 18, 1999, by the Company.
   (c)(5) Option, dated as of January 14, 1999, among Parent, Company and
          Morrison & Foerster LLP.
   (d)    None.
   (e)    Not applicable.
   (f)    None.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: January 22, 1999

                                          STEAG Electronic Systems GMBH

                                          By:/s/ Hans-Georg Betz
                                             ----------------------------------
                                             Name:Dr. Hans-Georg Betz
                                             Title:President and CEO

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: January 22, 1999

                                          MIG Acquisition Corporation

                                          By:/s/ Hans-Georg Betz
                                             ----------------------------------
                                             Name:Dr. Hans-Georg Betz
                                             Title:Chairman of the Board and
                                             President

                                  EXHIBIT LIST

 Exhibit
 Number
 -------
 (a)(1)  Form of Offer to Purchase dated January 22, 1999.
 (a)(2)  Form of Letter of Transmittal.
 (a)(3)  Form of Notice of Guaranteed Delivery.
 (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
          and Other Nominees.
 (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees to Clients.
 (a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number
          on Substitute Form W-9.
 (a)(7)  Summary Advertisement as published in The New York Times on January
          22, 1999.
 (a)(8)  Joint Press Release issued by Parent and the Company on January 19,
          1999.
 (c)(1)  Agreement and Plan of Merger, dated as of January 18, 1999, among
          Parent, Purchaser and the Company.
 (c)(2)  Stock Option Agreement, dated as of January 18, 1999, among Parent,
          Purchaser and the Company.
 (c)(3)  Voting Agreements, dated as of January 18, 1999, January 14, 1999 and
          December 16, 1998, among Parent, Purchaser and certain shareholders of the Company.
 (c)(4)  Common Stock Option, dated as of January 18, 1999, by the Company.
 (c)(5)  Option, dated as of January 14, 1999, among Parent, Company and
         Morrison & Foerster LLP.

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